Exhibit 99.1

DATE: October     , 2014

TO: All Move, Inc. Employees

RE: Treatment of equity awards held by employees in connection with the proposed merger with News Corporation

FREQUENTLY ASKED QUESTIONS (FAQ)

This FAQ contains important information regarding the treatment of your Move, Inc. common stock (“Common Stock”), stock options (“Options”) and restricted stock units (“RSUs”) in connection with the proposed acquisition (the “Transaction”) of Move, Inc. by News Corporation (“News Corp”) as set forth in the Agreement and Plan of Merger among News Corporation, Magpie Merger Sub, Inc. and Move, Inc., dated as of September 30, 2014 (the “Merger Agreement”).

The Transaction will take place in two steps: a tender offer, through which News Corp will publicly offer to acquire all of our outstanding shares of common stock, immediately after which a subsidiary of News Corp will merge with and into Move (the “Merger”), through which Move will become a wholly-owned subsidiary of News Corp. Any securities that are not purchased in the tender offer will automatically be acquired through the Merger.

Some of the terms that are used in this FAQ that may not be familiar to you are defined below:

Tender Offer: A public offer to purchase some or all of shareholders’ shares in a corporation.

Vesting: Vesting generally refers to the process by which Options or RSUs become non-forfeitable. For example, if an Option is granted subject to a four-year vesting schedule, with 25% of the shares subject to the Option vesting on each of the first, second, third and fourth anniversaries of the date of grant, the Option would be fully vested on the fourth anniversary of the date of grant. However, if the holder of the Option terminated service before the first anniversary of the date of grant, the holder would forfeit his or her right to the Option (because the holder would not have vested in the Option).

Exercise: With respect to Options, the holder of the Option has the right, but not the obligation, to buy the Move Stock underlying the Option at a specified price (i.e., the exercise price) on or before a specified date in the future. In order to acquire the shares of Stock subject to the vested portion of the Option, the holder must “exercise” the Option—that is, the holder must pay the exercise price and follow the procedures established by E*TRADE to acquire the shares subject to the vested portion of the Option. In contrast, RSUs do not need to be exercised. The holder of an RSU will receive shares of Stock in settlement of an RSU on or promptly following the vesting date.

Wholly-Owned Subsidiary: A company whose common stock is 100% owned by another company, called the parent company. A company can become a wholly owned subsidiary through acquisition by the parent company. A company that is 51 to 99% owned by the parent company is also a subsidiary, but not a wholly-owned subsidiary.

Please note that if the Merger does not close, all of your Options and RSUs will continue in accordance with their existing terms. Please read the below carefully.

1.	What Will Happen to my Shares in the Transaction?

•	If you hold Common stock that is not subject to any vesting or other restrictions, you may tender your shares into the tender offer by following the instructions in the tender offer documents that will be sent to you shortly after the tender offer commences. You will receive $21.00 per share for each share tendered into the tender offer. The board of directors of Move has resolved to recommend that all shareholders tender their shares into the tender offer.

•	If you do not tender your shares of Common Stock into the offer, your shares will automatically be converted into the right to receive the same $21.00 per share as you would have received if you had tendered your shares into the tender offer. This will, however, likely result in you receiving your payment later than if you had tendered your shares.

2.	What Will Happen to my Options in the Merger?

•	If your Move, Inc. Options are vested, you can exercise your Options and tender the shares you receive upon exercise into the tender offer by following the instructions in the tender offer documents that will be sent to you. You will receive $21.00 per share for each share tendered into the offer. Alternatively, if you do not tender the shares you receive upon exercise of vested Options, your shares will automatically be converted into the right to receive the same $21.00 per share as you would have received if you had tendered your shares into the tender offer.

•	Any options that are not exercised (whether vested or unvested) will be assumed by News Corp at the closing of the Merger (the “Effective Time”).

•	Immediately prior to the Effective Time, each outstanding Option held by you, whether or not vested, will be assumed by News Corp (an “Adjusted Option”). Each of your Adjusted Options will continue to be subject to the same terms and conditions (e.g., the term, exercisability and vesting schedule) as prior to the Merger, except that each Adjusted Option will: (1) be exercisable for a number of shares of Class A common stock of News Corp (“News Corp Common Stock”) equal to the number of shares of Move, Inc. Common Stock to which your Option related prior to the Effective Time multiplied by the Equity Award Exchange Ratio, rounded down to the nearest whole share, and (2) have an adjusted exercise price per share equal to the per share exercise price of your Option divided by the Equity Award Exchange Ratio, rounded up to the nearest whole cent.

•	How do I determine the Equity Award Exchange Ratio?

•	The Equity Award Exchange Ratio is determined by a formula set forth in the Merger Agreement. The Equity Award Exchange Ratio is equal to the Merger Consideration (i.e., $21.00) divided by the average closing price of News Corp Common Stock for the five consecutive trading days prior to the closing date of the Merger. It is anticipated that the closing date of the Merger will occur sometime in November, but this date is subject to change. Accordingly, we are not able to determine the actual Equity Award Exchange Ratio at this time.

•	For purposes of this FAQ, we have assumed that the Equity Award Exchange Ratio is 1.3125 (i.e., $21.00 divided by 16.00). Please note that the actual Equity Award Exchange Ratio cannot be determined at this time and all examples in this FAQ are for illustrative purposes only.

•	Example (for illustrative purposes only):

•	Assume that immediately prior to the closing of the Merger you held an Option to purchase 1,000 shares of Move, Inc. Common Stock at a per share exercise price of $8.88, of which 25% of the shares subject to the Option are vested and 75% of the shares subject to the Option are unvested. Following the Merger, you would hold an Adjusted Option to purchase 1,312 shares of News Corp Common Stock at a per share exercise price of $6.77, of which 25% of the shares subject to the Adjusted Option are vested and 75% of the shares subject to the Adjusted Option are unvested.

	Move, Inc. Option	Adjusted Option
Number of Shares Subject to Option	1,000	1,312 (i.e., 1,000 x 1.3125)

Exercise Price Per Share	$8.88	$6.77 (i.e., $8.88 ÷ 1.3125)

Number of Vested Shares Subject to Option	250	328

Number of Unvested Shares Subject to Option	750	984

•	The adjustment of your Options will be done on a grant-by-grant basis, so if you also hold an Option to purchase 5,000 shares of Move, Inc. Common Stock at a per share exercise price of $9.76, following the Merger, you would hold an Adjusted Option to purchase 6,562 shares of News Corp Common Stock at a per share exercise price of $7.44 per share.

3.	What Will Happen to my RSUs in the Merger?

•	All of your outstanding Move, Inc. RSUs, whether or not vested, will be assumed by News Corp at the Effective Time.

•	Immediately prior to the Effective Time, each outstanding RSU held by you, whether or not vested, will be assumed by News Corp (an “Adjusted RSU”). Each of your Adjusted RSUs will continue to be subject to the same terms and conditions (e.g., vesting, forfeiture and payment) as prior to the Merger, except that each Adjusted RSU will be converted into the right to receive a number of whole shares of News Corp Common Stock (rounded to the nearest whole share) equal to the number of shares of Move, Inc. Common Stock to which the RSU related prior to the Effective Time multiplied by the Equity Award Exchange Ratio.

•	How do I determine the Equity Award Exchange Ratio?

•	Please refer to FAQ #1 above. For purposes of this FAQ, we have assumed that the Equity Award Exchange Ratio is 1.3125. Please note that the actual Equity Award Exchange Ratio cannot be determined at this time and all examples in this FAQ are for illustrative purposes only.

•	Example (for illustrative purposes only):

•	Assume that immediately prior to the closing of the Merger you hold an unvested RSU for 6,000 shares of Move, Inc. Common Stock. Following the Merger, you would hold an unvested Adjusted RSU for 7,875 shares of News Corp Common Stock.

	Move, Inc. RSU	Adjusted RSU
Number of Shares	6,000	7,875 (i.e., 6,000 x 1.3125)

•	The adjustment of your RSUs will be done on a grant-by-grant basis, so if you also hold an RSU for 3,500 shares of Move, Inc. Common Stock, following the Merger, you would hold an Adjusted RSU for 4,594 shares of News Corp Common Stock.

4.	Who Should I Contact if I Have Further Questions?

•	Should you have further questions relating to the Merger and the treatment of your Options and RSUs in connection with the Merger, please contact at .

•	We will not provide you with any tax advice regarding the tax implication of the Merger on your Options and RSUs. You should consult with your own personal tax and financial advisors regarding any tax implications.

5.	What Actions Do I Need to Take Now?

•	This FAQ is intended to provide you with an overview of the treatment of your Options and RSUs in connection with the Transaction.

•	Move, Inc. and News Corp will provide ongoing communication regarding the conversion of your Options and RSUs in the Merger. Please stay tuned for additional communications.

Notice to Investors

The Offer described in this letter has not yet commenced. This letter is neither an offer to buy nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Move’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that News Corp intends to file with the SEC. In addition, Move will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Move on Schedule 14D-9 and related materials with respect to the tender offer and the merger free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Move under the “Investors Relations” tab at the bottom of the page of Move’s website at www.move.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF MOVE AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-looking statements

Statements included in this letter that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on Move’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the Merger. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Move’s actual future results may differ materially from Move’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Move’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of Move, including the risks detailed under “Risk Factors” and elsewhere in Move’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by Move in connection with the Offer. All forward-looking statements are qualified in their entirety by this cautionary statement and Move undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.